[AIG Letterhead]
December 2, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Preliminary Information Statement on Schedule 14C Filed on November 16, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated November 29, 2010 with respect to American International Group, Inc.’s (AIG) Preliminary Information Statement on Schedule 14C (Information Statement) filed with the Securities and Exchange Commission (Commission) on November 16, 2010. This letter sets forth AIG’s response to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Information Statement is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Information Statement and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
General
1.	Section 11 of the Certificate of Designations of the Series C Perpetual, Convertible, Participating Preferred Stock appears to imply that conversion of the Series C Preferred Stock into shares of common stock could not occur until the effective date of a “Charter Amendment” (as that term is defined in the Certificate of Designations). Please provide us with an analysis supporting your apparent conclusion that you may proceed with the issuance of shares of common stock in exchange for the Series C Preferred Stock notwithstanding the fact that the Charter Amendment is not yet effective. Alternatively, please advise us as to when you will be soliciting common shareholders, other than the Trust, to obtain approval of the Charter Amendment.

December 2, 2010
AIG Response:
Section 11 of the Certificate of Designations of AIG’s Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share (Series C Preferred Stock), is not applicable to this proposed transaction. The outstanding shares of the Series C Preferred Stock are not being converted into shares of AIG common stock, par value $2.50 per share (AIG Common Stock), in accordance with its Certificate of Designations. Rather, all the outstanding shares of the Series C Preferred Stock are being exchanged for shares of AIG Common Stock pursuant to a contractual agreement between the holder of the Series C Preferred Stock and AIG. As a result of the reverse stock split of AIG Common Stock in June 2009, AIG has a sufficient number of authorized shares of AIG Common Stock available to conduct the proposed exchange.

2.	Please revise your preliminary information statement to provide the information required by Items 12(b), 12(d) and 12(f) of Schedule 14A. Please note that regarding the requirements of Item 12(f) of Schedule 14A, among other required disclosure, we believe that in this instance you should provide both audited historical financial statements and the pro forma financial statements that you provided in a Form 8-K filed November 15, 2010.
AIG Response:
With respect to Item 12(b), we note that as described in the Information Statement, the shares of AIG Common Stock and Series G Cumulative Mandatory Convertible Preferred Stock are being issued (the Issuance), as applicable, in exchange for all of the outstanding shares of the Series C Preferred Stock, AIG’s Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (Series E Preferred Stock), and AIG’s Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (Series F Preferred Stock, collectively with the Series C Preferred Stock and the Series E Preferred Stock, the Preferred Stock). The holders of AIG Common Stock are not exchanging their shares of AIG Common Stock and their holdings are unaffected by the Issuance. Therefore, the comparison between the Preferred Stock and AIG Common Stock is not relevant to the holders of AIG Common Stock for the purpose of the Information Statement, and accordingly AIG believes such information is not required to be included in the Information Statement. Further, a description in the Information Statement of the securities to be issued in the exchange (i.e., the AIG Common Stock) would be redundant as the recipients of the Information Statement are already holders of AIG Common Stock.

Item 12(d) of Schedule 14A is not applicable in the current instance because there have been no arrears in dividends in respect to the Preferred Stock. The Series E Preferred Stock and the Series F Preferred Stock are non-cumulative and the Series C Preferred Stock is entitled to dividends only when, as and if declared by the Board of Directors of AIG (Board).

December 2, 2010
The information required by Item 12(f) of Schedule 14A is such information as is required by Item 13(a) of Schedule 14A. The first sentence of Item 13(a) states that the information called for by Item 13(a) should be furnished “[i]f action is to be taken with respect to any matter specified in” Item 12. In this case, no action is to be taken by the holders of AIG Common Stock, and therefore the information called for by Item 13(a) need not be furnished to such holders. Furthermore, Instruction 1 to Item 13 makes clear that any information “not material for the exercise of prudent judgment in regards to the matter to be acted upon may be omitted.” None of the information covered by Item 13(a) is material to the holders of AIG Common Stock for the purpose of the Information Statement because such holders are not being asked to take any action or exercise judgment in connection with the Issuance, and none of such information is relevant or necessary to inform holders of AIG Common Stock of the action taken by the AIG Credit Facility Trust (Trust) that is the subject of the Information Statement.
The Recapitalization, page 3
Background, page 3
3.	Please revise your disclosure to explicitly state that the fairness opinions rendered by Citigroup and BofA Merrill Lynch do not opine as to the fairness of the exchange of the Series C Preferred Stock for shares of AIG common stock. Please also disclose why the Government Repayment Committee did not seek such an opinion.
AIG Response:
AIG will revise the disclosure in the Information Statement to state explicitly that the fairness opinions rendered by Citigroup Global Markets Inc. (Citigroup) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (BofA Merrill Lynch) do not opine as to the fairness of the exchange of the Series C Preferred Stock for shares of AIG Common Stock.

The number of shares of AIG Common Stock received by the Trust in exchange for the Series C Preferred Stock was determined based upon the number of shares of AIG Common Stock the Trust would otherwise have been entitled to if it had converted the Series C Preferred Stock in accordance with its terms. In this situation, because the consideration to be received was derived from a previously agreed formula, the Government Repayment Committee did not deem it necessary to receive a fairness opinion regarding such exchange. The disclosure in the Information Statement will be revised accordingly.
Effective Date of Issuance, page 6
4.	We note your reference to Rule l4c-2 under the Exchange Act. However, please note that Item I of Schedule l4C provides that Notes A, C, D and E to Schedule 14A apply to this document. Accordingly, if information is

December 2, 2010
incorporated by reference into the Schedule 14C, then Note D to Schedule 14A requires, among other things, that the information statement be sent to security holders at least 20 business days prior to the date of the corporate action. To the extent you incorporate information by reference in response to these comments, please revise your disclosure to refer to the applicable 20-business-day period.
AIG Response:
AIG is not incorporating any information by reference into the Information Statement.
Fairness Opinion by Citigroup
Fairness Opinion by BofA Merrill Lynch
Letter by Rothschild
5.	We note the limitation on reliance by shareholders in the two fairness opinions and the letter by Rothschild (third to last paragraph in the Citigroup opinion and second to last paragraph in the BofA Merrill Lynch opinion and the Rothschild letter). Please delete the language limiting reliance by shareholders. Alternatively, disclose the basis for the belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (for example, the inclusion of an express disclaimer in the financial advisors’ engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.
AIG Response:
Each of the opinions of BofA Merrill Lynch and Citigroup and the letter of Rothschild attached to the Information Statement as Appendices C-1, C-2 and D, respectively, has been revised in response to the Staff’s comment. Attached hereto as Exhibits C-1, C-2 and D, respectively, are marked versions of the opinions of BofA Merrill Lynch and Citigroup and the letter of Rothschild to show the opinions and letter in the revised forms that will be included as Appendices C-1, C-2 and D, respectively, to the Information Statement.

6.	Please disclose that each of Citigroup, BofA Merrill Lynch and Rothschild has consented to the use of their respective opinions/letter in the information statement.

December 2, 2010
AIG Response:
AIG will revise the disclosure in the Information Statement to make clear that each of Citigroup, BofA Merrill Lynch and Rothschild has consented to the inclusion of its respective opinion/letter as an exhibit to the Information Statement.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel

Exhibit C-1

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Fairness Opinion

C-1-1

[BOFA MERRILL LYNCH LETTERHEAD]

CONFIDENTIAL

September 29, 2010

Board of Directors
American International Group, Inc.
70 Pine Street
New York, New York 10270

Members of the Board of Directors:

We understand that American International Group, Inc. (“AIG”, the “Company” or “you”) proposes to enter into a transaction among AIG, the Federal Reserve Bank of New York (“FRBNY”), the United States Department of the Treasury (“UST”) and the AIG Credit Facility Trust (the “Trust”), pursuant to which, among other things: (a) AIG will exchange approximately 924.5 million shares of common stock, par value $2.50 per share, of AIG (“AIG Common Stock”) for $41.6 billion in aggregate stated amount of AIG’s Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (“Series E Preferred Stock”), currently held by UST; (b) AIG will exchange approximately 167.6 million shares of AIG Common Stock for $7.5 billion in aggregate stated amount of AIG’s Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (“Series F Preferred Stock”), currently held by UST; and (c) AIG will issue to the holders of AIG Common Stock prior to the Closing, by means of a dividend distribution, 10-year warrants to purchase up to 75 million shares of AIG Common Stock in the aggregate at an exercise price of $45.00 per share (the “Warrants”). We refer to the transactions described in clauses (a), (b) and (c) of the immediately preceding sentence collectively as the “Exchange Transactions”. The terms and conditions of the Exchange Transactions are more fully set forth in the term sheet agreed by and between AIG, FRBNY, UST and the Trust, which is attached hereto as Exhibit A and which the Company has informed us will be attached to an agreement in principle by and between the same parties to be entered into on September 30, 2010 (the “Term Sheet”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of AIG Common Stock (other than UST) of the consideration to be paid by AIG in the Exchange Transactions, taken as a whole.

We further understand that the Exchange Transactions are part of a series of integrated transactions collectively referred to as the Recapitalization (and as further described in the Term Sheet) pursuant to which, among other things, at the Closing (as defined in the Term Sheet): (a) AIG will repay in cash (the “FRBNY Repayment”) all of the remaining principal, accrued and unpaid interest, fees and other amounts owing, and terminate all commitments, under the Credit Agreement dated as of September 22, 2008 (the “FRBNY Credit Facility”) between AIG and the FRBNY, to be funded solely from: (i) secured non-recourse loans to AIG from AIA Aurora LLC and ALICO Holdings LLC of the net cash proceeds from the initial public offering of American International Assurance Company, Limited (“AIA”) and the sale of American Life Insurance Company (“ALICO”), respectively; and (ii) cash generated by AIG and its subsidiaries; (b) AIG and the UST will amend and restate the SPA (as defined in the Term Sheet) relating to the Series F Preferred Stock to convert (the “Series F/G Drawdown Exchange”) a portion, not to exceed $2 billion, of the amount of Series F Preferred Stock that AIG can require UST to subscribe for and purchase (the “Series F Drawdown Right”), into a right of AIG to require UST to subscribe for and purchase an equivalent amount (the “Series G Designated Amount”) of a new series of preferred stock of AIG to be designated as “Series G Cumulative Mandatory Convertible Preferred Stock” (the “Series G Preferred Stock”) for general corporate purposes (the “Series G Drawdown Right”); (c) pursuant to an exercise of the Series F Drawdown Right, AIG will require UST to subscribe for and purchase Series F Preferred Stock (the “Series F Drawdown Shares”) in an aggregate stated amount (the “Series F Closing Drawdown Amount”) equal to the lesser of (i) the remaining balance undrawn pursuant to the Series F Drawdown Right (less the Series G Designated Amount) and (ii) the aggregate liquidation preference of the preferred interests in AIA Aurora LLC and ALICO Holdings LLC outstanding at the Closing (the “AIA Preferred Interests” and the “ALICO Preferred Interests”, respectively, and collectively, the “AIA/ALICO Preferred Interests”); (d) AIG will purchase from the FRBNY the AIA/ALICO

C-1-2

Board of Directors
American International Group, Inc.

Preferred Interests (the “Purchased AIA/ALICO Preferred Interests”) having an aggregate liquidation preference equal to at least the Series F Closing Drawdown Amount, for a cash purchase price (the “AIA/ALICO Preferred Interests Purchase Price”) equal to the aggregate outstanding liquidation preference of all of the Purchased AIA/ALICO Preferred Interests and will fund the AIA/ALICO Preferred Interests Purchase Price from the Series F Closing Drawdown Amount; (e) UST will exchange the Series F Drawdown Shares (including amounts drawn at the Closing) for: (i) all of the Purchased AIA/ALICO Preferred Interests; and (ii) shares of Series G Preferred Stock which will evidence (A) any amounts allocated by AIG to the Series G Drawdown Right to be available to be drawn after the Closing and (B) any amounts drawn by AIG on the Series F Drawdown Right between announcement of the Recapitalization and Closing; and (f) the Trust will exchange its AIG Series C Perpetual, Convertible, Participating Preferred Stock (the “Series C Preferred Stock”) for approximately 562.9 million shares of AIG Common Stock. The terms and conditions of the Recapitalization are more fully set forth in the Term Sheet, and we understand that the consummation of the Exchange Transactions is subject to the contemporaneous completion of the other aspects of the Recapitalization.

Finally, we understand that, following the announcement of the Recapitalization and prior to June 30, 2011, the Company intends to: (a) offer to exchange shares of AIG Common Stock for one or more series of its outstanding hybrid securities; (b) offer to exchange shares of AIG Common Stock and cash for the equity units mandatorily exchangeable for shares of AIG Common Stock that it issued on May 16, 2008; (c) effect an underwritten public offering of shares of AIG Common Stock having net proceeds which, when taken together with the aggregate principal amount of the securities repurchased through the Hybrid Exchange Offer, would exceed $6.6 billion; (d) effect one or more offerings or placements of senior debt securities in an aggregate principal amount of at least $1.0 billion; (e) effect one or more offerings or placements of contingent capital securities of the Company and its subsidiaries in an aggregate principal amount of at least $1.5 billion (through December 31, 2011); and (f) establish new credit facilities in an aggregate principal amount of at least $1.5 billion. We refer to the transactions described in this paragraph and pursuant to our discussions with senior management of AIG collectively as the “Post-Recapitalization Financing Plan”.

In connection with this opinion, we have, among other things:

(i) reviewed publicly available business and financial information relating to AIG;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of AIG furnished to or discussed with us by the management of AIG (such forecasts, the “AIG Forecasts”), which we understand have been provided to you and which set forth, among other things:

•	the net cash proceeds anticipated to be received from the proposed initial public offering of AIA and the Post-Recapitalization Financing Plan;

•	the values to be realized upon the disposition of certain businesses of AIG, including, without limitation, ALICO, certain assets held by Nan Shan Life Insurance Company, Ltd., AIG Star Life Insurance Co. Ltd and AIG Edison Life Insurance Company; and

•	certain assumed financial consequences and operational benefits to AIG of the Series F/G Drawdown Exchange and the elimination of the FRBNY Credit Facility and the Series F Drawdown Right, as anticipated by AIG’s management;

(iii) discussed with certain senior officers, directors and other representatives and advisors of AIG the past and current business, operations, financial condition and prospects of AIG and its subsidiaries, including the following:

•	their assessment of the rationale for the Recapitalization;

•	the relationship among AIG, the FRBNY and the UST;

C-1-3

Board of Directors
American International Group, Inc.

•	the desire of the FRBNY and the UST to effect the Recapitalization at the present time;

•	the views of AIG’s management with respect to the capital and funding requirements of AIG and its subsidiaries;

•	the impact of the Recapitalization and the Post-Recapitalization Financing Plan on AIG and its subsidiaries’ existing financial strength, issuer credit and debt ratings from A.M. Best Co., Moody’s Investors Service and Standard & Poor’s Ratings Services; and

•	the adverse impact on the operations of AIG and its subsidiaries of the restrictive covenants of the FRBNY Credit Facility;

(iv) reviewed the financial terms of the Exchange Transactions as set forth in the Term Sheet in relation to, among other things:

•	current and historical market prices and trading volumes of AIG Common Stock;

•	the historical and projected earnings and other operating data of AIG and its subsidiaries; and

•	the capitalization and financial condition of AIG;

(v) considered, to the extent publicly available, the financial terms of certain other transactions which we deemed relevant in evaluating the Exchange Transactions, and reviewed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we deemed relevant in evaluating those of AIG;

(vi) evaluated certain potential pro forma financial effects of the Recapitalization and the Post-Recapitalization Financing Plan on AIG;

(vii) reviewed the Term Sheet; and

(viii) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of AIG that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the AIG Forecasts, we have been advised by the management of AIG that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AIG as to the future financial performance of AIG and, at the direction of the management of AIG and with your consent, (i) we have relied upon the AIG Forecasts in our analysis and in arriving at our opinion, and (ii) we have assumed that the anticipated net proceeds from the disposition of assets will be achieved in the amounts and at the times contemplated by the AIG Forecasts. With respect to the Series E Preferred Stock and Series F Preferred Stock to be repurchased by AIG pursuant to the Exchange Transactions, we have assumed, at your direction and with your consent, that the fair value of each of the Series E Preferred Stock and Series F Preferred Stock is equal to the liquidation value thereof. We have relied upon your view that effecting a transaction similar to the Recapitalization is essential for the long-term viability of AIG’s businesses. Further, we have assumed, at your direction and with your consent, that (a) AIG will effect the Post-Recapitalization Financing Plan substantially in accordance with the proposed terms thereof, and (b) at all times until completion of the Post-Recapitalization Financing Plan, AIG and its subsidiaries will maintain their financial strength, issuer credit and debt ratings assigned by A.M. Best Co., Moody’s Investors Service and Standard & Poor’s Ratings Services as in effect on the date hereof.

C-1-4

Board of Directors
American International Group, Inc.

We are not actuaries and our services did not include actuarial determinations or evaluations by us or any attempt by us to evaluate actuarial assumptions, and we will rely on you with respect to the appropriateness and adequacy of insurance-related reserves of AIG or any of its subsidiaries or affiliates. We will also rely on you with respect to the appropriateness and adequacy of reserves of AIG or any of its subsidiaries or affiliates for credit-related losses on securities, loans, derivative instruments or other counterparty exposures. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of AIG or any of its subsidiaries (other than the valuations prepared by one of our affiliates with respect to Maiden Lane II LLC and Maiden Lane III LLC and previously delivered in writing to the Company), nor have we made any physical inspection of the properties or assets of AIG or any of its subsidiaries. We have not evaluated the solvency of AIG under any state or federal laws relating to bankruptcy, insolvency or similar matters. Finally, we have assumed, at your direction and with your consent, that the Recapitalization (including the Exchange Transactions) will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Recapitalization (including the Exchange Transactions), no delay, limitation, restriction or condition will be imposed that would have an adverse effect on AIG or the contemplated benefits of the Recapitalization (including the Exchange Transactions). Representatives of AIG have advised us, and we further have assumed, that the final terms of the Recapitalization as set forth in the definitive documentation relating thereto, including the terms of the new Series G Preferred Stock, as consummated will not vary materially from those set forth in the Term Sheet. We are not expressing any opinion as to what the value of the AIG Common Stock actually will be when issued pursuant to the Exchange Transactions or the price at which the AIG Common Stock will trade at any time.

We express no view herein as to, and our opinion does not address, the underlying business decision of AIG to effect the Exchange Transactions or any other aspect of the Recapitalization, the relative merits of the Exchange Transactions or any other aspect of the Recapitalization as compared to any alternative business strategies that might exist for AIG or the effect of any other transaction in which AIG might engage, including the possibility that AIG could continue to operate under its current capital structure or effect a transaction similar to the Recapitalization at a later date. We do not express any view on, and our opinion does not address, any other term, aspect or implications of the Term Sheet or the Recapitalization, including, without limitation, the FRBNY Repayment, the Series F/G Drawdown Exchange, the decision to draw pursuant to the Series F Drawdown Right the Series F Closing Drawdown Amount, the acquisition of the Purchased AIA/ALICO Preferred Interests and the Post-Recapitalization Financing Plan, other provisions for obligations after the closing of the Recapitalization, ancillary agreements between AIG, the FRBNY, the UST and/or the Trust or any of their respective affiliates, or the fairness of the Exchange Transactions or any other aspect of the Recapitalization to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of AIG, including the UST, the FRBNY or the Trust, in each case other than holders in respect of their shares of AIG Common Stock. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which matters we understand AIG has received such advice as it deems necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any holder of any class of securities should vote or act in connection with the Exchange Transactions or any related matter.

We have acted as financial advisor to AIG in connection with the Recapitalization and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Recapitalization. In addition, AIG has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We and certain of our affiliates also expect to serve as underwriter, placement agent and/or dealer manager in connection with the transactions contemplated by the Post-Recapitalization Financing Plan, in respect of which we and such affiliates anticipate receiving substantial fees.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and

C-1-5

Board of Directors
American International Group, Inc.

financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of AIG and certain of its affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to AIG and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as book-running manager, lead arranger and/or agent bank for certain credit facilities of AIG and certain of its affiliates, (ii) having acted or acting as financial advisor to AIG and certain of its affiliates in connection with certain mergers and acquisitions transactions, (iii) having acted as manager or arranger for various debt and equity offerings of AIG and certain of its affiliates, (iv) having provided or providing certain cash and treasury management, credit card and commodity, derivatives and foreign exchange trading services to AIG and certain of its affiliates and (v) having acted or acting as lender under certain term loans, letters of credit and credit, leasing and conduit facilities for AIG and certain of its affiliates. In addition, certain of our affiliates maintain significant commercial (including customer) relationships with AIG and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to potential purchasers of certain of AIG’s subsidiaries and/or assets and have received or in the future may receive compensation for the rendering of these services, including acting as financial advisor and providing financing to the purchaser in AIG’s pending sale of ALICO and acting as financial advisor and potentially providing financing to a potential purchaser in the contemplated sale of AIG Star Life Insurance Co. Ltd.

It is understood that this letter is for the benefit and use of the Board of Directors of AIG (in its capacity as such) in connection with and for purposes of its evaluation of the Exchange Transactions ~~and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of AIG. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance.~~

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Exchange Transactions or any other aspect of the Recapitalization or any parties thereto. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the consideration to be paid by AIG in the Exchange Transactions, taken as a whole, is fair, from a financial point of view, to the holders of AIG Common Stock (other than UST).

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

C-1-6

Board of Directors
American International Group, Inc.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C-1-7

Exhibit C-2

Citigroup Global Markets Inc.
Fairness Opinion

C-2-1

[CITIGROUP LETTERHEAD]

CONFIDENTIAL

September 29, 2010

Board of Directors
American International Group, Inc.
70 Pine Street
New York, New York 10270

Members of the Board of Directors:

We understand that American International Group, Inc. (“AIG”, the “Company” or “you”) proposes to enter into a transaction among AIG, the Federal Reserve Bank of New York (“FRBNY”), the United States Department of the Treasury (“UST”) and the AIG Credit Facility Trust (the “Trust”), pursuant to which, among other things: (a) AIG will exchange approximately 924.5 million shares of common stock, par value $2.50 per share, of AIG (“AIG Common Stock”) for $41.6 billion in aggregate stated amount of AIG’s Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (“Series E Preferred Stock”), currently held by UST; (b) AIG will exchange approximately 167.6 million shares of AIG Common Stock for $7.5 billion in aggregate stated amount of AIG’s Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (“Series F Preferred Stock”), currently held by UST; and (c) AIG will issue to the holders of AIG Common Stock prior to the Closing, by means of a dividend distribution, 10-year warrants to purchase up to 75 million shares of AIG Common Stock in the aggregate at an exercise price of $45.00 per share (the “Warrants”). We refer to the transactions described in clauses (a), (b) and (c) of the immediately preceding sentence collectively as the “Exchange Transactions”. The terms and conditions of the Exchange Transactions are more fully set forth in the term sheet agreed by and between AIG, FRBNY, UST and the Trust, which is attached hereto as Exhibit A and which the Company has informed us will be attached to an agreement in principle by and between the same parties to be entered into on September 30, 2010 (the “Term Sheet”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of AIG Common Stock (other than UST) of the consideration to be paid by AIG in the Exchange Transactions, taken as a whole.

We further understand that the Exchange Transactions are part of a series of integrated transactions collectively referred to as the Recapitalization (and as further described in the Term Sheet) pursuant to which, among other things, at the Closing (as defined in the Term Sheet): (a) AIG will repay in cash (the “FRBNY Repayment”) all of the remaining principal, accrued and unpaid interest, fees and other amounts owing, and terminate all commitments, under the Credit Agreement dated as of September 22, 2008 (the “FRBNY Credit Facility”) between AIG and the FRBNY, to be funded solely from: (i) secured non-recourse loans to AIG from AIA Aurora LLC and ALICO Holdings LLC of the net cash proceeds from the initial public offering of American International Assurance Company, Limited (“AIA”) and the sale of American Life Insurance Company (“ALICO”), respectively; and (ii) cash generated by AIG and its subsidiaries; (b) AIG and the UST will amend and restate the SPA (as defined in the Term Sheet) relating to the Series F Preferred Stock to convert (the “Series F/G Drawdown Exchange”) a portion, not to exceed $2 billion, of the amount of Series F Preferred Stock that AIG can require UST to subscribe for and purchase (the “Series F Drawdown Right”), into a right of AIG to require UST to subscribe for and purchase an equivalent amount (the “Series G Designated Amount”) of a new series of preferred stock of AIG to be designated as “Series G Cumulative Mandatory Convertible Preferred Stock” (the “Series G Preferred Stock”) for general corporate purposes (the “Series G Drawdown Right”); (c) pursuant to an exercise of the Series F Drawdown Right, AIG will require UST to subscribe for and purchase Series F Preferred Stock (the “Series F Drawdown Shares”) in an aggregate stated amount (the “Series F Closing Drawdown Amount”) equal to the lesser of (i) the remaining balance undrawn pursuant to the Series F Drawdown Right (less the Series G Designated Amount) and (ii) the aggregate liquidation preference of the preferred interests in AIA Aurora LLC and ALICO Holdings LLC outstanding at the Closing (the “AIA Preferred Interests” and the “ALICO Preferred Interests”, respectively, and collectively, the “AIA/ALICO Preferred Interests”); (d) AIG will purchase from the FRBNY the AIA/ALICO

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Board of Directors
American International Group, Inc.

Preferred Interests (the “Purchased AIA/ALICO Preferred Interests”) having an aggregate liquidation preference equal to at least the Series F Closing Drawdown Amount, for a cash purchase price (the “AIA/ALICO Preferred Interests Purchase Price”) equal to the aggregate outstanding liquidation preference of all of the Purchased AIA/ALICO Preferred Interests and will fund the AIA/ALICO Preferred Interests Purchase Price from the Series F Closing Drawdown Amount; (e) UST will exchange the Series F Drawdown Shares (including amounts drawn at the Closing) for: (i) all of the Purchased AIA/ALICO Preferred Interests; and (ii) shares of Series G Preferred Stock which will evidence (A) any amounts allocated by AIG to the Series G Drawdown Right to be available to be drawn after the Closing and (B) any amounts drawn by AIG on the Series F Drawdown Right between announcement of the Recapitalization and Closing; and (f) the Trust will exchange its AIG Series C Perpetual, Convertible, Participating Preferred Stock (the “Series C Preferred Stock”) for approximately 562.9 million shares of AIG Common Stock. The terms and conditions of the Recapitalization are more fully set forth in the Term Sheet, and we understand that the consummation of the Exchange Transactions is subject to the contemporaneous completion of the other aspects of the Recapitalization.

Finally, we understand that, following the announcement of the Recapitalization and prior to June 30, 2011, the Company intends to: (a) offer to exchange shares of AIG Common Stock for one or more series of its outstanding hybrid securities; (b) offer to exchange shares of AIG Common Stock and cash for the equity units mandatorily exchangeable for shares of AIG Common Stock that it issued on May 16, 2008; (c) effect an underwritten public offering of shares of AIG Common Stock having net proceeds which, when taken together with the aggregate principal amount of the securities repurchased through the Hybrid Exchange Offer, would equal at least $6.6 billion; (d) effect one or more offerings or placements of senior debt securities in an aggregate principal amount of at least $1.0 billion; (e) effect one or more offerings or placements of contingent capital securities of the Company and its subsidiaries in an aggregate principal amount of at least $1.5 billion (through December 31, 2011); and (f) establish new credit facilities in an aggregate principal amount of at least $1.5 billion. We refer to the transactions described in this paragraph and pursuant to our discussions with senior management of AIG collectively as the “Post-Recapitalization Financing Plan”.

In arriving at our opinion, we reviewed the Term Sheet and held discussions with certain senior officers, directors and other representatives and advisors of AIG concerning their assessment of the rationale for the Recapitalization, the relationship among AIG, the FRBNY and the UST, the desire of the FRBNY and the UST to effect the Recapitalization at the present time and the past and current business operations, financial condition and future prospects of AIG and its subsidiaries. We have also considered the views of AIG’s management with respect to the capital and funding requirements of AIG and its subsidiaries, the impact of the Recapitalization and the Post-Recapitalization Financing Plan on AIG and its subsidiaries’ existing financial strength, issuer credit and debt ratings from A.M. Best Co., Moody’s Investors Service and Standard & Poor’s Ratings Services, and the adverse impact on the operations of AIG and its subsidiaries of the restrictive covenants of the FRBNY Credit Facility. We also examined certain publicly available business and financial information relating to AIG and certain financial forecasts and other information and data relating to AIG prepared by its management (the “AIG Forecasts”), which we understand have been provided to you and which set forth, among other things, (i) the net cash proceeds anticipated to be received from the proposed initial public offering of AIA and the Post-Recapitalization Financing Plan; (ii) the values to be realized upon the disposition of certain businesses of AIG, including, without limitation, ALICO, certain assets held by Nan Shan Life Insurance Company, Ltd., AIG Star Life Insurance Co. Ltd and AIG Edison Life Insurance Company; and (iii) certain assumed financial consequences and operational benefits to AIG of the Series F/G Drawdown Exchange and the elimination of the FRBNY Credit Facility and the Series F Drawdown Right, as anticipated by AIG’s management. The AIG Forecasts, including information relating to the assumptions underlying such forecasts, were approved for our use by the management of AIG. We reviewed the financial terms of the Exchange Transactions as set forth in the Term Sheet in relation to, among other things: current and historical market prices and trading volumes of AIG Common Stock; the historical and projected earnings and other operating data of AIG and its subsidiaries; and the capitalization and financial condition of AIG. We considered, to the extent publicly available, the financial terms of certain other transactions which we deemed

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Board of Directors
American International Group, Inc.

relevant in evaluating the Exchange Transactions, and reviewed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we deemed relevant in evaluating those of AIG. We also evaluated certain potential pro forma financial effects of the Recapitalization and the Post-Recapitalization Financing Plan on AIG. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of AIG that it is not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the AIG Forecasts, we have been advised by the management of AIG that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AIG as to the future financial performance of AIG and, at the direction of the management of AIG and with your consent, (i) we have relied upon the AIG Forecasts in our analysis and in arriving at our opinion, and (ii) we have assumed that the anticipated net proceeds from the disposition of assets will be achieved in the amounts and at the times contemplated by the AIG Forecasts.

With respect to the Series E Preferred Stock and Series F Preferred Stock to be repurchased by AIG pursuant to the Exchange Transactions, we have assumed, at your direction and with your consent, that the fair value of each of the Series E Preferred Stock and Series F Preferred Stock is equal to the liquidation value thereof. We have relied upon your view that effecting a transaction similar to the Recapitalization is essential for the long-term viability of AIG’s businesses. Further, we have assumed, at your direction and with your consent, that (a) AIG will effect the Post-Recapitalization Financing Plan substantially in accordance with the proposed terms thereof, and (b) at all times until completion of the Post-Recapitalization Financing Plan, AIG and its subsidiaries will maintain their financial strength, issuer credit and debt ratings assigned by A.M. Best Co., Moody’s Investors Service and Standard & Poor’s Ratings Services as in effect on the date hereof.

Finally, we have assumed, at your direction and with your consent, that the Recapitalization (including the Exchange Transactions) will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Recapitalization (including the Exchange Transactions), no delay, limitation, restriction or condition will be imposed that would have an adverse effect on AIG or the contemplated benefits of the Recapitalization (including the Exchange Transactions). Representatives of AIG have advised us, and we further have assumed, that the final terms of the Recapitalization as set forth in the definitive documentation relating thereto, including the terms of the new Series G Preferred Stock, as consummated will not vary materially from those set forth in the Term Sheet. We are not expressing any opinion as to what the value of the AIG Common Stock actually will be when issued pursuant to the Exchange Transactions or the price at which the AIG Common Stock will trade at any time. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of AIG or any of its subsidiaries, nor have we made any physical inspection of the properties or assets of AIG or any of its subsidiaries. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we will rely on you with respect to the appropriateness and adequacy of insurance-related reserves of AIG or any of its subsidiaries or affiliates. We will also rely on you with respect to the appropriateness and adequacy of reserves of AIG or any of its subsidiaries or affiliates for credit-related losses on securities, loans, derivative instruments or other counterparty exposures. We express no view herein as to, and our opinion does not address, the underlying business decision of AIG to effect the Exchange Transactions or any other aspect of the Recapitalization, the relative merits of the Exchange Transactions or any other aspect of the Recapitalization as compared to any alternative business strategies

C-2-4

Board of Directors
American International Group, Inc.

that might exist for AIG or the effect of any other transaction in which AIG might engage, including the possibility that AIG could continue to operate under its current capital structure or effect a transaction similar to the Recapitalization at a later date. We do not express any view on, and our opinion does not address, any other term, aspect or implications of the Term Sheet or the Recapitalization, including, without limitation, the FRBNY Repayment, the Series F/G Drawdown Exchange, the decision to draw pursuant to the Series F Drawdown Right the Series F Closing Drawdown Amount, the acquisition of the Purchased AIA/ALICO Preferred Interests and the Post-Recapitalization Financing Plan, other provisions for obligations after the closing of the Recapitalization, ancillary agreements between AIG, the FRBNY, the UST and/or the Trust or any of their respective affiliates, or the fairness of the Exchange Transaction or any other aspect of the Recapitalization to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of AIG, including the UST, the FRBNY or the Trust, in each case other than holders in respect of their shares of AIG Common Stock. In addition, we are not expressing any opinion as to the impact of the Exchange Transactions or any other aspect of the Recapitalization on the solvency or viability of AIG, or the ability of AIG to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters, as to which matters we understand AIG has received such advice as it deems necessary from qualified professionals. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on AIG or the contemplated benefits of the Recapitalization.

Citigroup Global Markets Inc. is acting as financial advisor to AIG in connection with the proposed Recapitalization and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Recapitalization. We also will receive a fee in connection with the delivery of this opinion. In addition, we expect to serve as underwriter, placement agent and/or dealer manager in connection with the transactions contemplated by the Post-Recapitalization Financing Plan, in respect of which we anticipate receiving substantial fees. We and our affiliates in the past have provided, and currently provide, extensive services to AIG and its affiliates, unrelated to the proposed Recapitalization, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, having acted for AIG and its affiliates as underwriter in numerous capital markets transactions, lender or agent under various credit or securitization facilities, and provider of hedging, cash management and other transactional services, including having acted as financial advisor to AIG in its recent sale of ALICO. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of AIG for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with AIG and its affiliates.

We note that the FRBNY is the principal banking regulator of Citigroup Global Markets Inc. In addition, UST is the significant shareholder of the parent company of Citigroup Global Markets Inc., Citigroup Inc., as a result of its participation in the U.S. government’s Troubled Asset Relief Program.

Our advisory services and the opinion expressed herein are provided ~~solely~~ for the information of the Board of Directors of AIG ~~(solely in their capacities as such)~~ in ~~their~~ its evaluation of the proposed Exchange Transactions, and ~~may not be relied upon by any third party or used for any other purpose. Our opinion may not be quoted, referred to or otherwise disclosed, in whole or in part, nor may any public reference to Citigroup Global Markets Inc. be made, without our prior written consent~~ our opinion is not intended to be and does not constitute a recommendation to any holder of any class of securities as to how such holder should vote or act on any matters relating to the proposed Exchange Transactions.

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Board of Directors
American International Group, Inc.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be paid by AIG in the Exchange Transactions, taken as a whole, is fair, from a financial point of view, to the holders of AIG Common Stock (other than UST).

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

C-2-6

Exhibit D

Letter to the Government Repayment Committee of
the Board of Directors of AIG, from Rothschild Inc.

[ROTHSCHILD LETTERHEAD]

HIGHLY CONFIDENTIAL

September 29, 2010

Government Repayment Committee of the
Board of Directors
American International Group, Inc.
70 Pine Street
New York, New York 10270

Members of the Government Repayment Committee of the Board of Directors:

We understand that American International Group, Inc. (“AIG” or the “Company”) proposes to enter into a transaction among AIG, the Federal Reserve Bank of New York (“FRBNY”), the United States Department of the Treasury (“UST”) and the AIG Credit Facility Trust (the “Trust”), pursuant to which, among other things: (a) AIG will exchange approximately 924.5 million shares of common stock, par value $2.50 per share, of AIG (“AIG Common Stock”) for $41.6 billion in aggregate stated amount of AIG’s Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (“Series E Preferred Stock”), currently held by UST; (b) AIG will exchange approximately 167.6 million shares of AIG Common Stock for $7.5 billion in aggregate stated amount of AIG’s Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (“Series F Preferred Stock”), currently held by UST; and (c) AIG will issue to the holders of AIG Common Stock prior to the Closing, by means of a dividend distribution, 10-year warrants to purchase up to 75 million shares of AIG Common Stock in the aggregate at an exercise price of $45.00 per share. We refer to the transactions described in clauses (a), (b) and (c) of the immediately preceding sentence collectively as the “Exchange Transactions”. The terms and conditions of the Exchange Transactions are more fully set forth in the term sheet agreed by and between AIG, FRBNY, UST and the Trust, which is attached hereto as Exhibit A and which the Company has informed us will be attached to an agreement in principle by and between the same parties to be entered into on September 30, 2010 (the “Term Sheet”).

You have requested our view, from a financial perspective, solely as to the reasonableness of the opinions expressed in the opinion letters, dated the date hereof (the “Fairness Opinions”), delivered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”) and Citigroup Global Markets Inc. (together with Merrill, the “Financial Advisors”), financial advisors to the Company, with respect to the fairness, from a financial point of view, to the holders of AIG Common Stock (other than UST and the Trust) of the consideration to be paid by AIG in the Exchange Transactions, taken as a whole. As used herein, the term “Fairness Opinion” excludes any related letters delivered by each of Citigroup Global Markets Inc. and Merrill or any of their affiliates addressing certain financing or other transactions dated the date hereof.

We further understand that the Exchange Transactions are part of a series of integrated transactions collectively referred to as the Recapitalization (and as further described in the Term Sheet) pursuant to which, among other things, at the Closing (as defined in the Term Sheet): (a) AIG will repay in cash (the “FRBNY Repayment”) all of the remaining principal, accrued and unpaid interest, fees and other amounts owing, and terminate all commitments, under the Credit Agreement dated as of September 22, 2008 (the “FRBNY Credit Facility”) between AIG and the FRBNY, to be funded solely from: (i) secured non-recourse loans to AIG from AIA Aurora LLC and ALICO Holdings LLC of the net cash proceeds from the initial public offering of American International Assurance Company, Limited (“AIA”) and the sale of American Life Insurance Company (“ALICO”), respectively; and (ii) cash generated by AIG and its subsidiaries; (b) AIG and the UST will amend and restate the SPA (as defined in the Term Sheet) relating to the Series F Preferred Stock to convert (the “Series F/G Drawdown Exchange”) a portion, not to exceed $2 billion, of the amount of Series F Preferred Stock that AIG can require UST to subscribe for and purchase (the “Series F Drawdown Right”), into a right of AIG to require UST to subscribe for and purchase

Rothschild Inc.
1251 Avenue of the Americas
New York, NY 10020
www.rothschild.com

Government Repayment Committee
of the Board of Directors
American International Group, Inc,
September 29, 2010

an equivalent amount (the “Series G Designated Amount”) of a new series of preferred stock of AIG to be designated as “Series G Cumulative Mandatory Convertible Preferred Stock” (the “Series G Preferred Stock”) for general corporate purposes (the “Series G Drawdown Right”); (c) pursuant to an exercise of the Series F Drawdown Right, AIG will require UST to subscribe for and purchase Series F Preferred Stock (the “Series F Drawdown Shares”) in an aggregate stated amount (the “Series F Closing Drawdown Amount”) equal to the lesser of (i) the remaining balance undrawn pursuant to the Series F Drawdown Right (less the Series G Designated Amount) and (ii) the aggregate liquidation preference of the preferred interests in AIA Aurora LLC and ALICO Holdings LLC outstanding at the Closing (the “AIA Preferred Interests” and the “ALICO Preferred Interests”, respectively, and collectively, the “AIA/ALICO Preferred Interests”); (d) AIG will purchase from the FRBNY the AIA/ALICO Preferred Interests (the “Purchased AIA/ALICO Preferred Interests”) having an aggregate liquidation preference equal to at least the Series F Closing Drawdown Amount, for a cash purchase price (the “AIA/ALICO Preferred Interests Purchase Price”) equal to the aggregate outstanding liquidation preference of all of the Purchased AIA/ALICO Preferred Interests and will fund the AIA/ALICO Preferred Interests Purchase Price from the Series F Closing Drawdown Amount; (e) UST will exchange the Series F Drawdown Shares (including amounts drawn at the Closing) for: (i) all of the Purchased AIA/ALICO Preferred Interests; and (ii) shares of Series G Preferred Stock which will evidence (A) any amounts allocated by AIG to the Series G Drawdown Right to be available to be drawn after the Closing and (B) any amounts drawn by AIG on the Series F Drawdown Right between announcement of the Recapitalization and Closing; and (f) the Trust will exchange its AIG Series C Perpetual, Convertible, Participating Preferred Stock (the “Series C Preferred Stock”) for approximately 562.9 million shares of AIG Common Stock. The terms and conditions of the Recapitalization are more fully set forth in the Term Sheet, and we understand that the consummation of the Exchange Transactions is subject to the contemporaneous completion of the other aspects of the Recapitalization. For the avoidance of doubt, this letter does not address, and we express no view or opinion with respect to the reasonableness or fairness (financial or otherwise) of the Exchange Transactions, the amount, nature, term, aspect or implications of the Term Sheet or the Recapitalization, including, without limitation, the FRBNY Repayment, the Series F/G Drawdown Exchange, the decision to draw pursuant to the Series F Drawdown Right the Series F Closing Drawdown Amount, the acquisition of the Purchased AIA/ALICO Preferred Interests, other provisions for obligations after the closing of the Recapitalization, ancillary agreements between AIG, the FRBNY, the UST and/or the Trust or any of their respective affiliates and including compliance with any legal or contractual requirement of the parties to any of the foregoing.

We also note that the Company and its Financial Advisors, have informed us that none of the Company or the Financial Advisors are aware, nor are we aware, of any potential investors or other alternative sources of financing that have proposed an alternative, or a serious or credible interest in developing an alternative, to the Recapitalization (including the Exchange Transactions).

In preparing this letter, we have, among other things: (i) reviewed the Term Sheet; (ii) discussed the proposed Recapitalization (including the Exchange Transactions) with the management and the Board of Directors of the Company (the “Board”) and the Company’s advisors and other representatives (including the Financial Advisors); (iii) reviewed certain publicly available business and financial information relating to the Company; (iv) reviewed certain audited and unaudited financial statements of the Company, and certain other internal financial and operating data, provided to or discussed with us by the management of the Company which discussions included the Company’s advisors and other representatives (including the Financial Advisors); (v) reviewed certain pro forma financial forecasts relating to the Company prepared by the management of the Company and reviewed by the Financial Advisors, and discussed with the management of the Company and the Financial Advisors the assumptions underlying such forecasts and the relative likelihood of achieving the future financial results reflected in such financial forecasts; (vi) participated in meetings during which discussions were held with the management of the Company and the Financial Advisors regarding the past and current operations and financial condition of the Company and the prospects of the Company; (vii) reviewed a schedule of risk factors prepared by the management

Government Repayment Committee
of the Board of Directors
American International Group, Inc,
September 29, 2010

of the Company with respect to the foreseeable future operations and financial condition of the Company on a standalone basis absent the occurrence of the Recapitalization (including the Exchange Transactions); (viii) considered such other factors and information, and reviewed such other analyses, as we deemed appropriate and (ix) reviewed the presentations of the Financial Advisors to the Board, dated as of the date hereof and the Fairness Opinions provided to us.

In preparing this letter, we have not assumed, with the Company’s consent, any obligation to verify independently any of the financial or other information utilized, reviewed or considered by us in developing our view and have relied on such information, including all information that was publicly available to us or provided to us by the Company or its advisors and other representatives (including the Financial Advisors) as being accurate and complete in all material respects. In addition, we have, with the Company’s consent, relied upon management’s valuation of the various assets and liabilities of the Company, without independent verification, and we have assumed and been advised that such valuations have been reasonably and accurately prepared in good faith on bases reflecting the best available estimates and judgments of the management of the Company. With respect to the Series E Preferred Stock and Series F Preferred Stock to be repurchased by AIG pursuant to the Exchange Transactions, we have assumed, with the Company’s consent, that the fair value of each of the Series E Preferred Stock and Series F Preferred Stock is equal to the liquidation value thereof. We have also, with the Company’s consent, relied upon the schedule of risk factors prepared by the management of the Company with respect to the foreseeable future operations and financial condition of the Company on a standalone basis absent the occurrence of the Recapitalization (including the Exchange Transactions), without independent verification, and we have assumed and been advised that such schedule has been reasonably and accurately prepared in good faith on bases reflecting the best available judgments of the management of the Company. With the consent of the Company and without independent verification, (i) we have assumed and been advised that the analyses and presentations prepared for the Company by each of the Financial Advisors have been accurately prepared in good faith on bases reflecting the best available estimates and judgments of the Financial Advisors and (ii) that the opinions expressed in the Fairness Opinions comply in all respects with the requirements of the respective engagement letters between the Financial Advisors and the Company. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company.

We have assumed, without any diligence review, that the liens, claims and encumbrances of the Company’s lenders, creditors and claimants with respect to the outstanding debt obligations of the Company are valid, perfected and enforceable against the Company. With respect to the restructuring of the outstanding debt obligations of the Company, we have assumed, based on information provided to us by management of the Company that, pursuant to the Recapitalization, the obligations of the Company pursuant to FRBNY Credit Agreement will be satisfied and discharged and the Company’s credit facility thereunder shall be extinguished at the closing of the Recapitalization.

With respect to the financial forecasts and other information and operating data for the Company provided to or discussed with us by the management of the Company or the Financial Advisors, we have been advised, and have assumed that such forecasts and information have been reasonably and accurately prepared in good faith on bases reflecting the best available estimates and judgments of the management of the Company, including members of management directly responsible for the operations of the Company’s various business units, as to the future financial performance of the Company. In that regard we have assumed, that the net proceeds from asset dispositions will be achieved in the amounts and at the times contemplated by such forecasts. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We have also assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date on which the most recent financial statements or other financial or business information relating to the Company were made available to us.

Government Repayment Committee
of the Board of Directors
American International Group, Inc,
September 29, 2010

We are not tax, bankruptcy, legal or regulatory advisors and we have relied, with your consent, upon the Company and its tax, bankruptcy, legal and regulatory advisors to make their own assessment of all tax, bankruptcy, legal or regulatory matters relating to the Recapitalization (including the Exchange Transactions).

We further have assumed that the terms and conditions of the Recapitalization (including the Exchange Transactions) as set forth in each of the definitive agreements and the other agreements and documents related thereto (collectively the “Transaction Documents”), will conform in all material respects, as applicable, with the Term Sheet and the Certificates of Designations of the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock, that any representations and warranties of the parties in the Transaction Documents will be true and correct, that each of the parties to the Transaction Documents will perform all of the covenants and agreements to be performed by it under the Transaction Documents, that the Recapitalization (including the Exchange Transactions) and related transactions will be in compliance with all applicable laws, regulations and contractual obligations of the parties thereto and will be consummated in all material respects in accordance with the terms and conditions described in the Term Sheet and to be contained in the Transaction Documents without any material waiver, delay, amendment or modification thereof, and that all governmental, regulatory, creditor, stockholder or other consents, waivers and approvals necessary for the consummation of the Recapitalization (including the Exchange Transactions) and related transactions will be obtained. Notwithstanding the foregoing, we have assumed that the amount and form of consideration to be paid by the Company in the Exchange Transactions will conform in all respects with the Term Sheet.

This letter is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect the view expressed in this letter, we have not assumed any obligation to update, revise or reaffirm this letter unless such an update is specifically requested by the Company and agreed to by us. In each case, we have made the assumptions herein with your consent.

We are serving as financial advisor to the Government Repayment Committee of the Board (formerly known as the Special Restructuring Committee, the “Special Committee”) in connection with the Recapitalization and are entitled to certain fees for our services, a portion of which is payable upon delivery of this letter to the Special Committee. In the past, we have served as a financial advisor to the United States Department of the Treasury and received customary fees for such services. Except with respect to the foregoing, we are not currently engaged on any other advisory assignments with the Company or any of its affiliates or related parties, nor have we served as financial advisor to the Company on any assignments other than with respect to the Recapitalization within the past two years. In addition, we or our affiliates may, in the future, provide financial advisory or other services to the Company and/or its affiliates and may receive fees for such services. In the ordinary course of business, we and our affiliates may trade the securities of the Company for our and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. We and our affiliates also may maintain relationships with the Company and its affiliates or related parties.

This letter does not address, and we express no view as to, the merits of the underlying decision by the Company to proceed with or engage in the Recapitalization (including the Exchange Transactions) and the related transactions or any alternative business strategies that might exist for the Company, the advisability of the Recapitalization (including the Exchange Transactions) or the consideration to be received by, or the impact on, any creditor, claimant, holder of any class of securities or other constituencies of any party (including, without limitation, the United Stated Department of the Treasury, the Federal Reserve Bank of New York or the federal government of the United States) in connection with the Recapitalization (including the Exchange Transactions), nor does it address any other transaction that the Company has considered or may consider.

Government Repayment Committee
of the Board of Directors
American International Group, Inc,
September 29, 2010

This letter is provided ~~solely~~ for the benefit and information of the Special Committee in connection with and for the purposes of its evaluation of the Exchange Transactions~~, and is not on behalf of, is not intended to confer rights or remedies to, and may not be relied upon by, any other entity or persons, and may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent~~. This letter does not constitute a recommendation to any holder of Common Stock or other holder of any class of securities of the Company as to how any such holder should act on any matter relating to the Recapitalization (including the Exchange Transactions). This letter is given as of the date hereof and we disclaim any obligation to change this letter, to advise any person of any change that may come to our attention or to update this letter after the date hereof.

Based upon and subject to the foregoing and other factors we deem relevant in reliance thereon, it is our view that, as of the date hereof, the opinions expressed in the Fairness Opinions delivered by the Financial Advisors with respect to Exchange Transactions, taken as a whole, are reasonable from a financial perspective.

Very truly yours,

ROTHSCHILD INC.

/s/ Rothschild Inc.